Cheston J. Larson	12636 High Bluff Drive, Suite 400
Direct Dial: 858.523.5435	San Diego, California 92130-2071
cheston.larson@lw.com	Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

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November 25, 2009	Abu Dhabi Barcelona Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow	Munich New Jersey New York Orange County Paris Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
VIA EDGAR AND FACSIMILE
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Santarus, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Schedule 14A filed April 24, 2009 File Number: 0-50651
Dear Mr. Rosenberg:
On behalf of our client, Santarus, Inc. (the “Company”), we hereby submit the Company’s response to the Staff’s comment letter dated November 16, 2009. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.
The Company acknowledges the following in regards to its filings:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Schedule 14A filed April 29, 2009
Long-Term Incentives, page 20
1.	We note your response to our prior comment three and advise you that you should have disclosed all the terms of the options, including the financial performance targets related to the vesting of the options, in the Compensation Discussion and Analysis section of your proxy statement filed April 29, 2009 because the options were awarded in 2008, as required by Item 402(a)(2) of Regulation S-K. You should discuss in each proxy statement all performance goals and targets related to option awards and the vesting thereof in the proxy statement concerning the fiscal year in which the award was made.

November 25, 2009

Since you have not yet disclosed the performance target relating to the vesting of the remaining 50% of options awarded in 2008 and these options are still outstanding, you should include this disclosure in your next proxy statement. Please provide draft disclosure to be included in your 2010 proxy statement disclosing the second financial performance target.
          Santarus response:
          The Company respectfully acknowledges the Staff’s comment and confirms that it intends to disclose the financial performance targets on which vesting of the performance-based options is based in the Company’s next proxy statement. Set forth below is an example of the proposed future disclosure.
          “Also during the 2008 fiscal year, Mr. Proehl was granted an option to purchase 80,000 shares of our common stock in March 2008, subject to performance-based vesting, and each of our other named executive officers was granted an option to purchase 40,000 shares of our common stock in March 2008, subject to performance-based vesting. These options are structured to vest only upon attainment of two performance targets relating to the company’s achievement of specified financial results prior to May 31, 2011. During the 2009 fiscal year, 50% of the options became vested and exercisable upon attainment of a performance target requiring net income in two consecutive quarters totaling at least $2 million. The remaining portion of the options will become vested and exercisable if a performance target requiring attainment of total revenue of $200 million is achieved in a rolling four quarter period prior to May 31, 2011. The compensation committee believes that performance-based equity awards linked to attainment of performance targets, and which have value only if the company’s stock price appreciates following the date of grant of the awards, strongly align executive compensation with company performance.”
          We appreciate the time that you have taken to review the Company’s public filings. Please contact me at (858) 523-5435 if you have any questions.

Sincerely,
/s/ Cheston J. Larson
Cheston J. Larson
of LATHAM & WATKINS LLP

cc:	Debra P. Crawford, Santarus, Inc. Carey J. Fox, Santarus, Inc. Daniel Kleeberg, Ernst & Young LLP